CONSENT OF QUALIFIED PERSON

TO: United States Securities and Exchange Commission

I, J. David Gaunt, P.Geo., do hereby consent to the filing of the Technical Report with the regulatory authorities referred to above and to the written or electronic disclosure of the Technical Report entitled “Technical Report on the 2007 Program and Update on Metallurgy and Resources for the Pebble Copper-Gold-Molybdenum Project, Iliamna Lake Area, Southwestern Alaska, USA”, March 31, 2008 and to extracts from, or a summary of, the Technical Report as may be required by the regulatory authorities.

I have read Northern Dynasty’s 2007 40F, dated March 31, 2008 and confirm that it documents fairly and accurately represent the information that supports the disclosure.

Submitted this 31st day of March, 2008.

Signed,

/s/ David Gaunt
J. David Gaunt, P.Geo.
Hunter Dickinson Inc.
Vancouver, BC CANADA